Exhibit 99.3.1

PRO FORMA VALUATION UPDATE REPORT

NORTHFIELD BANCORP, INC.

Avenel, New Jersey

PROPOSED HOLDING COMPANY FOR:

NORTHFIELD BANK

Staten Island, New York

Dated As Of:

August 17, 2012

Prepared By:

RP® Financial, LC.

1100 North Glebe Road

Suite 600

Arlington, Virginia 22201

August 17, 2012

Boards of Directors

Northfield Bancorp, MHC

Northfield Bancorp, Inc.

Northfield Bank

1410 St. Georges Avenue

Avenel, New Jersey 07001

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and reissued by the Office of the Comptroller Currency (“OCC”), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board (“FRB”) in the absence of separate written valuation guidelines. Our original appraisal report, dated May 11, 2012 (the “Original Appraisal”), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On June 6, 2012, the respective Boards of Directors of Northfield Bancorp, MHC (the “MHC”) and Northfield Bancorp, Inc. (“NFBK”), a federal corporation, adopted the plan of conversion and reorganization (the “Plan of Conversion”), whereby the MHC will convert to stock form. As a result of the conversion, NFBK, which currently owns all of the issued and outstanding common stock of Northfield Bank, will be succeed by a Delaware corporation with the name of Northfield Bancorp, Inc. (“Northfield Bancorp” or the “Company”). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Northfield Bancorp or the Company. As of June 30, 2012, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 61.29% of the common stock (the “MHC Shares”) of Northfield Bancorp. The remaining 38.71% of Northfield Bancorp’s common stock was owned by public shareholders.

It is our understanding that Northfield Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including Northfield Bank’s employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors

August 17, 2012

subscriptions received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated offering. Upon completing the mutual-to-stock conversion and stock offering (the “second-step conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of NFBK will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Northfield Bancorp’s financial condition, including financial data through June 30, 2012; (2) an updated comparison of Northfield Bancorp’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which Northfield Bancorp’s common stock, immediately upon completion of the second-step offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1.	Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended March 31, 2012 and updated financial information through June 30, 2012. Northfield Bancorp’s assets increased by $58.1 million or 2.4% from March 31, 2012 to June 30, 2012. Asset growth was largely sustained through increases in investment securities and loan growth, which was in part funded with cash and cash equivalents. Loan growth continued to be largely sustained by growth of multi-family loans, which was partially offset by decreases in some other loan types. Most of the decrease in other loan types consisted of commercial real estate loans. Overall, cash and investments (inclusive of FHLB stock) increased from $1.251 billion or 52.0% of assets at March 31, 2012 to $1.277 billion or 51.8% of assets at June 30, 2012. Loans receivable increased from $1.016 billion or 42.2% of assets at March 31, 2012 to $1.046 billion or 42.5% of assets at June 30, 2012, while the balances for bank-owned life insurance and loans held for sale were respectively slightly higher and lower at the end of the second quarter.

Boards of Directors

August 17, 2012

Table 1

Northfield Bancorp, Inc.

Recent Financial Data

	At March 31, 2012		At June 30, 2012
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$2,405,850	100.00%	$2,463,922	100.00%
Cash, cash equivalents	45,837	1.91	34,381	1.40
Trading securities	4,577	0.19	4,490	0.18
Securities available-for-sale	1,184,467	49.23	1,221,219	49.56
Securities held-to-maturity	3,324	0.14	2,832	0.11
Loans held for sale	604	0.03	355	0.01
Loans receivable, net	1,016,245	42.24	1,045,906	42.45
Bank-owned life insurance	78,497	3.26	79,207	3.21
FHLB stock	12,452	0.52	14,208	0.58
Intangible assets	17,057	0.71	16,985	0.69
Deposits	1,500,492	62.37	1,543,181	62.63
Borrowings	477,119	19.83	513,571	20.84
Total equity	385,159	16.01	388,892	15.78
Tangible equity	368,102	15.30	371,907	15.09

	12 Months Ended		12 Months Ended
	March 31, 2012		June 30, 2012
	Amount	Avg. Assets	Amount	Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$91,758	3.90%	$92,080	3.87%
Interest expense	(25,000)	(1.06)	(24,138)	(1.01)

Net interest income	66,758	2.83	67,942	2.86
Provisions for loan losses	(11,837)	(0.49)	(10,631)	(0.45)

Net interest income after prov.	54,921	2.33	57,311	2.41

Non-interest operating income	6,454	0.27	6,362	0.27
Bargain purchase gain, net of taxes	3,560	0.15	3,560	0.15
Gain on securities transactions, net	2,935	0.12	2,019	0.08
OTTI losses, net	(248)	(0.01)	—	0.00
Non-interest operating expense	(44,219)	(1.88)	(46,436)	(1.95)

Income before income tax expense	23,403	0.99	22,816	0.96
Income taxes	(6,602)	(0.28)	(6,414)	(0.27)

Net income	$16,801	0.71%	$16,402	0.69%

Sources:	Northfield Bancorp’s prospectus, audited and unaudited financial statements, and RP Financial calculations.

Boards of Directors

August 17, 2012

Updated credit quality measures continued to show an improving trend, which started in 2011. Northfield Bancorp’s non-performing assets decreased from $42.6 million or 1.77% of assets at March 31, 2012 to $36.9 million or 1.54% of assets at June 30, 2012. A decrease in non-accruing loans accounted for most of the decline in the balance of non-performing assets, while the balances for accruing loans 90 days or more past due and other real estate owned declined during the second quarter as well. As of June 30, 2012, non-performing assets consisted of $34.4 million of non-accruing loans, $424,000 of accruing loans past due 90 days or more and $2.1 million of other real estate owned.

The Company’s interest-bearing funding composition showed slight increases in deposits and borrowings during the second quarter. Deposits increased from $1.500 billion or 62.4% of assets at March 31, 2012 to $1.543 billion or 62.6% of assets at June 30, 2012. Increases in money market and saving accounts and certificates of deposit accounted for most of the increase in deposits during the second quarter. Borrowings increased from $477.1 million or 19.8% of assets at March 31, 2012 to $513.6 million or 20.8% of assets at June 30, 2012. Borrowings added during the second quarter consisted mostly of FHLB advances. Northfield Bancorp’s equity increased from $385.2 million or 16.0% of assets at March 31, 2012 to $388.9 million or 15.8% of assets at June 30, 2012 and tangible equity increased from $368.1 million or 15.3% of assets at March 31, 2012 to $371.9 million or 15.1% of assets at June 30, 2012. Capital growth during the second quarter was realized through retention of earnings and an increase in accumulated other comprehensive income, which were partially offset by purchases of treasury stock recorded during the second quarter.

Northfield Bancorp’s operating results for the twelve months ended March 31, 2012 and June 30, 2012 are also set forth in Table 1. The Company’s reported earnings decreased from $16.8 million or 0.71% of average assets for the twelve months ended March 31, 2012 to $16.4 million or 0.69% of average assets for the twelve months ended June 30, 2012. The decrease in net income was mostly due to higher operating expenses, which was largely offset by an increase in net interest income and a decrease in loan loss provisions.

Northfield Bancorp’s net interest income ratio increased from 2.83% of average assets for the twelve months ended March 31, 2012 to 2.86% of average assets for the twelve months ended June 30, 2012. The increase in the net interest income ratio was due to a more significant decrease in the interest expense ratio compared to the interest income ratio, which was consistent with trends in the Company’s interest rate spread. Northfield Bancorp’s interest rate spread increased from 2.65% during the second quarter of 2011 to 2.78% during the second quarter of 2012, as the result of a 22 basis point decline in average rate paid on interest-bearing liabilities versus a 9 basis point decline in the average yield earned on interest-earning assets.

Operating expenses were higher during most recent twelve month period, increasing from 1.88% of average assets for the twelve months ended March 31, 2012 to 1.95% of average assets for the twelve months ended June 30, 2012. The increase in operating expenses was primarily attributable to increases in compensation and occupancy expenses that resulted from branch openings, the renovation of existing branches and the First State Bank transaction. Overall, Northfield Bancorp’s updated ratios for net interest income and operating expenses provided for a slightly lower expense coverage ratio (net interest income divided by

Boards of Directors

August 17, 2012

operating expenses). Northfield Bancorp’s expense coverage ratio decreased from 1.51x for the twelve months ended March 31, 2012 to 1.47x for the twelve months ended June 30, 2012.

Non-interest operating income was nominally lower during the most recent twelve month period and equaled 0.27% of average assets for both twelve month periods shown in Table 1. Overall, when factoring non-interest operating income into core earnings, the Company’s updated efficiency ratio of 61.98% (operating expenses, net of amortization of intangibles, as a percent of net interest income and non-interest operating income) was slightly less more favorable compared to the 60.32% efficiency ratio recorded for the twelve months ended December 31, 2011. Amortization of intangibles equaled 0.01% of average assets for both twelve month periods covered in Table 1.

The Company’s updated earnings showed a decrease in non-operating income, due to a decline in gains on the sale of investment securities partially offset by a reduction in other than temporary impairment (“OTTI”) charges. The one-time bargain purchase gain was the same for both twelve months periods. Overall, non-operating income decreased from 0.26% of average assets for the twelve months ended March 31, 2012 to 0.23% of average assets for the twelve months ended June 30, 2012.

Improving credit quality trends supported a reduction in loan loss provisions established during the most recent twelve month period, decreasing as percent of average assets from 0.49% for the twelve months ended March 31, 2012 to 0.45% for the twelve months ended June 30, 2012. As of June 30, 2012, the Company maintained an allowance for loan losses of $27.0 million equal to 77.72% of non-performing loans.

2.	Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Northfield Bancorp, the Peer Group and all publicly-traded thrifts. The Company’s and the Peer Group’s ratios are based on financial results through June 30, 2012, unless otherwise indicated for the Peer Group companies.

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Company’s updated interest-earning asset composition reflected a higher concentration of cash and investments and a lower concentration of loans. Overall, the Company’s and the Peer Group’s updated interest-earning assets-to-assets ratios equaled 94.3% and 93.9%, respectively.

Northfield Bancorp’s funding composition continued to show a lower concentration of deposits and a higher concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 83.4% and 84.5% for the Company and the Peer Group, respectively. Northfield Bancorp’s updated tangible equity-to-assets ratio equaled 15.1%, which remained slightly above the comparable Peer Group ratio of 13.3%. Overall, Northfield Bancorp’s updated interest-earning assets-to-interest-bearing liabilities (“IEA/IBL”) ratio equaled 113.1%, which remained slightly above the comparable Peer Group ratio of 111.1%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Northfield Bancorp’s IEA/IBL ratio,

Boards of Directors

August 17, 2012

[table omitted]

Boards of Directors

August 17, 2012

[table omitted]

Boards of Directors

August 17, 2012

as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Northfield Bancorp and the Peer Group are based on annual growth rates for the twelve months ended June 30, 2012 or the most recent twelve month period available for the Peer Group companies. Northfield Bancorp recorded a 6.8% increase in assets, which was slightly less than the Peer Group’s growth rate of 7.8%. Asset growth by the Company was largely sustained by a 19.0% increase in loans, which was in part funded by a 1.2% decline in cash and investments. Comparatively, the Peer Group’s asset growth was also primarily sustained by a 9.2% increase in loans and supplemented with a 3.2% increase in cash and investments.

Asset growth for the Company was funded by a combination of deposits and borrowings, which increased by 6.5% and 15.5%, respectively. Deposit growth of 10.4% was the primary funding source for the Peer Group’ asset growth, supplemented with a 3.9% increase in borrowings. Updated tangible net worth growth rates showed modest declines of 2.7% for the Company and 2.3% for the Peer Group, as retention of their respective earnings were more than offset by dividend payments and stock repurchases. As noted in the Original Appraisal, the Company’s post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially continue to slow the Company’s capital growth rate in the longer term following the stock offering.

Table 3 displays comparative operating results for Northfield Bancorp and the Peer Group, based on earnings for the twelve months ended June 30, 2012, unless otherwise indicated for the Peer Group companies. Northfield Bancorp and the Peer Group reported updated net income to average assets ratios of 0.69% and 0.66%, respectively. Lower operating expenses and higher net gains continued to represent earnings advantages of the Company, which were largely offset by earnings advantages maintained by the Peer Group with respect to higher ratios for net interest income and non-interest operating income.

In terms of core earnings strength, updated expense coverage ratios posted by Northfield Bancorp and the Peer Group equaled 1.47x and 1.33x, respectively. The Company’s higher expense coverage continued to be supported by a lower operating expenses ratio, which was partially offset by the Peer Group’s higher net interest income ratio. The Peer Group’s higher net interest income ratio was realized through maintenance of a higher interest income ratio, as the Company maintained a slightly lower interest expense ratio in comparison to the Peer Group’s interest expense ratio.

Non-interest operating income remained a larger contributor to the Peer Group’s earnings, as such income amounted to 0.27% and 0.54% of the Company’s and the Peer Group’s average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Northfield Bancorp’s core earnings strength relative to the Peer Group’s, the Company’s updated efficiency ratio of 61.98% remained slightly lower or more favorable than the Peer Group’s efficiency ratio of 63.51%.

Boards of Directors

August 17, 2012

Net gains and losses realized from the sale of assets and other non-operating items continued to have a more significant impact on the Company’s earnings, as the Company and the Peer Group reported net non-operating gains equal to 0.23% and 0.04% of average assets, respectively. As set forth in the Original Appraisal, typically such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and, thus, are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component. However, loan sale gains are typically viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income, and are given less consideration in developing core earnings for valuation purposes. In this appraisal, for both Northfield Bancorp and the Peer Group, we have considered earnings and profitability before and after such net gains and losses. Extraordinary items remained a non-factor in the Company’s and the Peer Group’s updated earnings.

Loan loss provisions remained a similar factor in the Company’s and the Peer Group’s updated earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.45% and 0.41% of average assets, respectively.

The Company’s effective tax rate of 28.11% was slightly lower than the Peer Group’s effective tax rate of 29.21%. As set forth in the prospectus, the Company’s effective marginal tax rate is equal to 40.0%.

The Company’s updated credit quality measures as shown in Table 4 continued to imply slightly higher credit risk exposure, based on the Company’s higher ratios for non-performing loans as a percent of loans (3.33% versus 2.50% for the Peer Group) and higher ratio of net loan charge-offs as a percent of loans (0.68% versus 0.42% for the Peer Group). Loss reserves as a percent of non-performing loans were similar for the Company and the Peer Group (77.72% versus 78.02% for the Peer Group), while the Company maintained a slightly lower ratio of non-performing assets as a percent of assets (1.50% versus 1.94% for the Peer Group). As noted in the Original Appraisal, the Company’s rapid loan growth and resulting relatively high concentration of unseasoned multi-family loans that comprise the loan portfolio were also viewed as increasing the implied credit risk associated with the Company’s loan portfolio.

3.	Stock Market Conditions

Since the date of the Original Appraisal, the performance of the broader stock market has been mixed. Concerns over Europe’s intensifying debt crisis pulled stocks lower at the close of May 2012, which capped the largest monthly decline in the Dow Jones Industrial Average (“DJIA”) in two years. Stocks plunged at the start of June, as investors reacted to the weaker than expected jobs data for May which included a slight increase in the national unemployment rate. After the DJIA moved into negative territory for 2012, stocks rebounded heading into mid-June on hopes that central banks in both the U.S. and Europe would intervene to battle slowing economic growth and worsening problems in the euro zone. Volatility prevailed in the broader stock market in mid-June, reflecting investor uncertainty over Spain’s planned bank bailout and the Federal Reserve’s willingness to take more measures to stimulate the economy. Weak economic reports from Europe, China and the U.S., along with ongoing concerns over the debt crisis in Europe, drove stocks lower heading into late-June. Some

Boards of Directors

August 17, 2012

[table omitted]

Boards of Directors

August 17, 2012

positive readings for the housing sector and Euro finance ministers agreeing to the terms of a bailout for Spain’s troubled banks helped to lift stocks at the close of the second quarter.

A weak employment for June sent stocks lower at the start of the third quarter of 2012. The downward trend in stocks continued going into mid-July, as more signs that the economy was stalling weighed on investors. Some strong second earnings reports coming out of the tech sector, better-than-expected second quarter earnings reported by J.P. Morgan and increased expectations of the Federal Reserve taking new steps to stimulate the economy supported a mid-July rebound in the stock market. Weak economic data points in the U.S. and Europe and more euro zone concerns after Moody’s lowered its outlook for Germany contributed to three consecutive triple digit declines in the DJIA heading into late-July. The sell-off was followed by a two-day rally, as relatively modest second quarter GDP growth of 1.5% met expectations and increased hopes of further stimulus by the Federal Reserve. After trading lower at the close of July and at the beginning of August, stocks rallied on the stronger-than-expected jobs report for July which showed employers hired the most workers in five months. The DJIA hit a three month high going into mid-August, as worries about Europe’s sovereign debt crisis ebbed and a Federal Reserve official called for additional stimulus by the Federal Reserve to boost economic growth. Low inflation reflected in the July core consumer price index and an early-August survey showing an increase in consumer confidence contributed to a mild stock market rally in mid-August. On August 17, 2012, the DJIA closed at 13275.20 or 3.55% higher since the date of the Original Appraisal and the NASDAQ closed at 3076.59 or 4.87% higher since the date of the Original Appraisal.

Volatility also remained evident in the trading prices of thrift stocks since the date of the Original Appraisal. J.P Morgan’s disclosure of a large trading loss rattled financial stocks in general in mid-May 2012, while weakness in the broader stock market filtered into the trading prices of thrift stocks as well heading into late-May. The disappointing job numbers for May accelerated the downturn in thrift stocks at the start of June, which was followed by an uneven performance that was consistent with the volatility of the broader stock market. A Moody’s downgrade of five large U.S. banks, along with weakness in the broader stock market, weighed on thrift stocks heading into late-June. Thrift stocks posted gains along with the broader stock market at the close of the second quarter, as the sector benefitted from some upbeat reports for the housing sector and the restructuring of a bailout for Spain’s troubled banks.

Thrift stocks traded lower in early-July 2012, as weaker-than-expected job growth reflected in the June employment report raised concerns about a slowing U.S. economy. Mixed earnings reports coming out of the thrift sector provided for a narrow trading range for thrift stocks through the first half of July, with a large portion of the sector experiencing a decline in revenues from interest rate spread compression. Thrift stocks faltered along with the broader stock market heading into late-July, as rising concerns in Europe hurt investor confidence. Assurances from the European Central Bank president of effective intervention and heightened expectations of further stimulus by the Federal Reserve helped to boost thrift stocks along with the broader stock market in late-July. After stumbling at the start of August following more weak economic data, thrift stocks rebounded on the better-than-expected job growth reported in the August employment report. Signs of an improving housing market, including a 6% rise in second quarter home prices, provided a boost to thrift stocks heading into mid-August. Thrift stocks edged higher in mid-August, as the July consumer price index indicated that inflation

Boards of Directors

August 17, 2012

remained in check. On August 17, 2012, the SNL Index for all publicly-traded thrifts closed at 529.1, an increase of 2.88% since May 11, 2012.

Consistent with the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group were generally slightly higher compared to the Original Appraisal. The decreases in the Peer Group’s updated P/E multiples were mostly related to the P/E multiples of Fox Chase Bancorp, which were above the Peer Group’s average P/E multiples for reported and core earnings in the Original Appraisal and were not meaningful (“NM”) in this updated appraisal as of August 17, 2012. Comparatively, the updated pricing measures for all publicly-traded thrifts generally showed more significant increases relative to the increase in the SNL Index and the updated pricing measures for the Peer Group. Since the date of the Original Appraisal, the stock prices of eight out of the eleven Peer Group companies were higher as of August 17, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on closing stock market prices as of May 11, 2012 and August 17, 2012.

Average Pricing Characteristics

	At May 11,		At Aug. 17,		%
	2012		2012		Change
Peer Group(1)
Price/Earnings (x)	22.68	x	21.48	x	(5.29)%
Price/Core Earnings (x)	24.62		21.55		(12.47)
Price/Book (%)	98.21%		99.71%		1.53
Price/Tangible Book(%)	105.39		109.41		3.81
Price/Assets (%)	14.79		14.34		(3.04)
Avg. Mkt. Capitalization ($Mil)	$313.20		$321.15		2.54

All Publicly-Traded Thrifts(1)
Price/Earnings (x)	19.26	x	19.59	x	1.71%
Price/Core Earnings (x)	20.15		20.40		1.24
Price/Book (%)	81.53%		87.04%		6.76
Price/Tangible Book(%)	88.00		93.33		6.06
Price/Assets (%)	10.16		10.71		5.41
Avg. Mkt. Capitalization ($Mil)	$299.27		$322.15		7.65

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for

Boards of Directors

August 17, 2012

existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Since the date of the Original Appraisal, two standard conversion offerings and one second-step conversion offering have been completed. The second-step conversion offering of Georgetown Bancorp, Inc. of Massachusetts (“Georgetown Bancorp”) was completed in July 2012. As shown in Table 5, Georgetown Bancorp’s second-step conversion offering was completed between the midpoint and maximum of its offering range at a closing pro forma price/tangible book ratio of 66.7%. Georgetown Bancorp’s stock price closed up 16.6% after the first week of trading. As of August 17, 2012, Georgetown Bancorp’s stock price closed up 11.0% from its offering price.

Shown in Table 6 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange. The current average P/TB ratio for the recent fully-converted offerings equaled 70.27%, based on closing stock prices as of August 17, 2012.

As set forth in the Original Appraisal, RP Financial’s analysis of stock market conditions also considered recent trading activity in Northfield Bancorp’s stock. Since the date of the Original Appraisal, the trading price of the Company’s stock ranged from a low closing price of $13.04 on June 13, 2012 to a high closing price of $15.28 on July 27, 2012. As of August 17, 2012, the Company’s closing stock price was $15.24 per share, indicating an implied market valuation of $612.7 million. Comparatively, the Company’s closing stock price as of the Original Appraisal date was $14.07.

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Northfield Bancorp’s pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight/Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

Boards of Directors

August 17, 2012

[table omitted]

Boards of Directors

August 17, 2012

[table omitted]

Boards of Directors

August 17, 2012

In terms of balance sheet strength, on a pro forma basis the Company’s updated financial condition remained fairly comparable to the Peer Group’s updated financial condition, based on a downward adjustment for the Company’s credit quality and slight upward adjustments for the Company’s balance sheet liquidity, funding composition and capital strength. A slight/moderate downward adjustment remained appropriate for earnings, based on downward adjustments for the Company’s current lower returns on a core earnings basis, lower pro forma return on equity and higher implied credit risk associated with Company’s earnings partially offset by an upward adjustment for the Company’s slightly more favorable earnings growth potential. A slight upward adjustment remained appropriate for the Company’s asset growth, based on the Company’s greater pro forma leverage capacity.

The general market for thrift stocks was up slightly since the date of the Original Appraisal, as indicated by the increases exhibited in the SNL Index for all publicly-traded thrifts and the updated pricing measures for all publicly-traded thrifts. Similarly, the updated pricing measures for the Peer Group were generally slightly higher since the date of the Original Appraisal. One second-step conversion offering was completed during the past three months, which was a much small offering compared to the Company’s offering. Georgetown Bancorp’s second-step offering raised gross proceeds of $11.0 million and was closed between the midpoint and maximum of the offering range. As of August 17, 2012, Georgetown Bancorp’s closing stock price was up 11.0% from its IPO price. No conversion offerings as large as the Company’s offering have been completed since December 2010. Northfield Bancorp’s stock price was up 8.32% since the date of the Original Appraisal. Overall, there have been no significant changes in market conditions for the Company’s stock offering since the date of the Original Appraisal and, therefore, a moderate downward adjustment remains appropriate for marketing of the issue.

Overall, taking into account the foregoing factors, RP Financial concluded that as of August 17, 2012, the aggregate pro forma market value of Northfield Bancorp’s conversion stock equaled $556.8 million at the midpoint. Based on the sale of a 61.07% ownership interest to the public, the midpoint of the public offering remained at $340.0 million as set forth in the Original Appraisal. The MHC’s 61.07% ownership interest was based on the Company’s and Flatbush Bancorp’s shares outstanding (adjusted for the exchange ratio) as of June 30, 2012, which is consistent with the date of the pro forma data in the Company’s prospectus. Comparatively, the pro forma market value in the Original Appraisal was based on the Company’s and Flatbush Bancorp’s shares outstanding (adjusted for the exchange ratio) as of March 31, 2012. The MHC’s ownership interest as of March 31, 2012 equaled 60.79%. Since the midpoint of the public offering remained at $340.0 million, the slight increase in the MHC’s ownership interest from March 31, 2012 to June 30, 2012 that resulted from a reduction in publicly held shares outstanding translated into a slightly lower aggregate pro forma market value compared to the Original Appraisal. The reduction in the Company’s aggregate market value at the midpoint was $2.6 million or 0.46% and, therefore, viewed to be immaterial to the valuation conclusion.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Northfield Bancorp’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.

Boards of Directors

August 17, 2012

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal were updated with financial data as of June 30, 2012.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

RP Financial also considered the trading price of Northfield Bancorp’s stock, which had a closing price of $15.24 as of August 17, 2012, an increase of 8.32% from its closing price as of May 11, 2012. The $15.24 closing trading price implied a pro forma market capitalization for Northfield Bancorp of approximately $612.7 million, which was between the midpoint and maximum of the valuation range.

The Company has adopted Statement of Position (“SOP” 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company’s shareholders. However, we have considered the impact of the Company’s adoption of SOP 93-6 in the determination of pro forma market value.

1.        P/E Approach.    In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Company’s reported earnings equaled $16.402million for the twelve months ended June 30, 2012. In deriving Northfield Bancorp’s core earnings, the adjustments made to reported earnings were to eliminate the bargain purchase gain and gains on securities transactions. Due to the immaterial pro forma impact of Flatbush Bancorp’s recurring earnings, which excludes the onetime gain realized from the sale of the main office property, and consistent with the pro forma assumptions disclosed in the Company’s prospectus, no earnings adjustments were made for the pending acquisition of Flatbush Bancorp. As shown below, assuming an effective marginal tax rate of 40.0% is applied to the earnings adjustment for the gains on securities transactions, the Company’s core earnings were estimated to equal $11.631 million for the twelve months ended June 30, 2012. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Boards of Directors

August 17, 2012

Amount
($000)

Net income	$16,402
Deduct: Bargain purchase gain, net of tax	(3,560)
Deduct: Gain on securities transactions, net(1)	(1,211)

Core earnings estimate	$11,631

(1)	Tax effected at 40.0%.

Based on Northfield Bancorp’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s reported and core P/E multiples at the $556.8 million midpoint value equaled 38.46 times and 55.56 times, respectively. The Company’s updated reported and core P/E multiples provided for premiums of 79.05% and 157.82% relative to the Peer Group’s average reported and core P/E multiples of 21.48 times and 21.55 times, respectively (versus premiums of 58.38% and 118.48% relative to the Peer Group’s average reported and core P/E multiples as indicated in the Original Appraisal). The Company’s updated reported and core P/E multiples indicated premiums of 82.36% and 177.52% relative to the Peer Group’s median reported and core P/E multiples, which equaled 21.09 times and 20.02 times, respectively (versus premiums of 59.86% and 135.30% relative to the Peer Group’s median reported and core P/E multiples as indicated in the Original Appraisal). The Company’s pro forma P/E ratios based on reported earnings at the minimum and the maximum equaled 31.25 times and 43.48 times, respectively, and based on core earnings at the minimum and the maximum equaled 47.62 times and 66.67 times, respectively. The Company’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

2.        P/B Approach.    P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Consistent with the Original Appraisal, the Company’s pro forma book value was adjusted for the impact of the pending acquisition of Flatbush Bancorp as disclosed in the Company’s prospectus. The pro forma impact of the Flatbush Bancorp acquisition increased reported book value by $20.5 million and tangible book value by $19.7 million. Based on the $556.8 million midpoint value, the Company’s P/B and P/TB ratios equaled 78.93% and 80.97%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 99.71% and 109.41%, respectively, Northfield Bancorp’s updated ratios reflected a discount of 20.84% on a P/B basis and a discount of 25.99% on a P/TB basis (versus discounts of 18.87% and 22.41% from the Peer Group’s average P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 101.52% and 106.41%, respectively, Northfield Bancorp’s updated ratios reflected discounts of 22.25% and 23.91% at the $556.8 million midpoint value (versus discounts of 19.77% and 21.80% from the Peer Group’s median P/B and P/TB ratios as indicated in the Original Appraisal). At the maximum of the range, the Company’s P/B and P/TB ratios equaled 85.32% and 87.41%, respectively. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the maximum of the range reflected discounts of 14.43% and 20.11%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s

Boards of Directors

August 17, 2012

[table omitted]

Boards of Directors

August 17, 2012

3.	P/B and P/TB ratios at the maximum of the range reflected discounts of 15.96% and 17.86%, respectively.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, one second-step conversion has been completed during the past three months and closed at a pro forma price/tangible book ratio of 66.70% (see Table 5). In comparison, the Company’s pro forma price/tangible book ratio at the appraised midpoint value reflects a premium of 21.39% and at the maximum of the range reflects an implied premium of 31.05%. In comparison to Georgetown Bancorp’s current P/TB ratio of 74.00%, the Company’s P/TB ratio at the midpoint value reflects an implied premium of 9.42% and at the maximum of the range reflects an implied premium of 18.12%.

3.     P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $556.8 million midpoint value Northfield Bancorp’s pro forma P/A ratio equaled 19.16%. In comparison to the Peer Group’s average P/A ratio of 14.35%, Northfield Bancorp’s P/A ratio indicated a premium of 33.52% (versus a premium of 32.66% at the midpoint valuation in the Original Appraisal). In comparison to the Peer Group’s median P/A ratio of 12.44%, Northfield Bancorp’s P/A ratio at the $556.8 million midpoint value indicated a premium of 54.02% (versus a premium of 29.51% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 17, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC’s current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company—was $556,769,500 at the midpoint, equal to 55,676,950 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are shown in the table below.

The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Exchange Ratio
Shares
Maximum	64,028,493	39,100,000	24,928,493	1.5426
Midpoint	55,676,950	34,000,000	21,676,950	1.3414
Minimum	47,325,408	28,900,000	18,425,408	1.1402

Distribution of Shares
Maximum	100.00%	61.07%	38.93%
Midpoint	100.00%	61.07%	38.93%
Minimum	100.00%	61.07%	38.93%

Aggregate Market Value at $10 per share
Maximum	$640,284,930	$391,000,000	$249,284,930
Midpoint	$556,769,500	$340,000,000	$216,769,500
Minimum	$473,254,080	$289,000,000	$184,254,080

Establishment of the Exchange Ratio

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Northfield Bancorp has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription, community and syndicated offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.3414 shares for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.1402 at the minimum and 1.5426 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and Managing Director

Gregory E. Dunn
Director